RUSSEL METALS INC.

BY-LAW 1

A by-law relating generally to the conduct of the affairs of RUSSEL METALS INC. (the "Corporation").

BE IT ENACTED AND IT IS HEREBY ENACTED as a by-law of the Corporation as follows:

REPEAL

1.                      Repeal

All of the existing by-laws of the Corporation, with the exception of By-law No. 58, being a general borrowing by-law, be and the same are repealed as of the coming into force of this by-law provided that such repeal shall not affect the previous operation of any by-law so repealed or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under or the validity of any contract or agreement made pursuant to any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed by the directors under the provisions of this by-law or the Canada Business Corporations Act until their successors are appointed.

2.                     Designation

The numbers designating the by-laws repealed may be allocated to any by-law of the Corporation hereinafter made by the directors of the Corporation.

INTERPRETATION

3.                    Definitions

In this by-law and all other by-laws of the Corporation, unless the context otherwise specifies or requires:

(a)       "Act" means the Canada Business Corporations Act, R.S.C. 1985, c. C-44 and the regulations thereunder, as from time to time amended, and every statute or regulation that may be substituted therefor and, in the case of such amendment or substitution, any reference in the by-laws of the Corporation shall be read as referring to the amended or substituted provisions;

(b)       "by-law" means any by-law of the Corporation from time to time in force and effect;

(c)       all terms contained in the by-laws which are defined in the Act shall have the meanings given to such terms in the Act;

(d)       words importing the singular number only shall include the plural and vice versa; words importing any gender shall include all genders; words importing persons shall include partnerships, syndicates, trusts and any other legal or business entity; and

(e)       the headings used in the by-laws are inserted for reference purposes only and are not to be considered or taken into account in construing the terms or provisions thereof or to be deemed in any way to clarify, modify or explain the effect of any such terms or provisions.

REGISTERED OFFICE

4.                    The Corporation may from time to time (i) by resolution of the directors change the place and address of the registered office of the Corporation within the Province in Canada specified in its articles, and (ii) by an amendment to its articles, change the Province in Canada in which its registered office is situated.

SEAL

5.                   The Corporation may, but need not, have a corporate seal. An instrument or agreement executed on behalf of the Corporation by a director, an officer or an agent of the Corporation is not invalid merely because the corporate seal, if any, is not affixed thereto.

DIRECTORS

6.                    Number and Powers

                       The number of directors, or the minimum and maximum number of directors of the Corporation, is set out in the articles of the Corporation. If a minimum and maximum number of directors is set out in the articles of the Corporation, the number of directors of the Corporation shall be the number of directors elected by the shareholders of the Corporation at the most recent meeting of shareholders. At least twenty-five per cent of the directors (or one director, if the Corporation has less than four directors) shall be resident Canadians. If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, it shall have at least three directors, at least two of whom are not officers or employees of the Corporation or its affiliates.

                       The directors shall manage, or supervise the management of, the business and affairs of the Corporation and may exercise all such powers and do all such acts and things as may be exercised or done by the Corporation and are not by the Act, the articles, the by-laws, any special resolution of the Corporation, a unanimous shareholder agreement or by statute expressly directed or required to be done in some other manner.

7.                     Duties

                    Every director and officer of the Corporation in exercising their powers and discharging their duties shall:

(a)       act honestly and in good faith with a view to the best interests of the Corporation; and

(b)       exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Every director and officer of the Corporation shall comply with the Act, the regulations thereunder, the Corporation's articles and by-laws and any unanimous shareholder agreement.

8.                     Qualification

Every director shall be an individual 18 or more years of age and no one who is of unsound mind and has been so found by a court in Canada or elsewhere or who has the status of a bankrupt shall be a director.

9.                     Election of Directors

Directors shall be elected by the shareholders of the Corporation by ordinary resolution. Whenever at any election of directors of the Corporation the number or the minimum number of directors required by the articles is not elected by reason of the lack of consent, disqualification, incapacity or death of any candidates, the directors elected at that meeting may exercise all the powers of the directors if the number of directors so elected constitutes a quorum, but such quorum of directors may not fill the resulting vacancy or vacancies.

An individual who is elected or appointed to hold office as a director is not a director and is deemed not to have been elected or appointed to hold office as a director unless

(a)       he or she was present at the meeting when the election or appointment took place and he or she did not refuse to hold office as a director; or

(b)       he or she was not present at the meeting when the election or appointment took place and

  (i)    he or she consented to hold office as a director in writing before the election or appointment or within 10 days after it, or

(ii)    he or she has acted as a director pursuant to the election or appointment.

10.                     Term of Office

A director's term of office (subject to the provisions (if any) of the Corporation's articles and paragraph 0 below), unless such director was elected for an expressly stated term, shall be from the date of the meeting at which such director is elected or appointed until the close of the annual meeting of shareholders next following such director's election or appointment or until such director's successor is elected or appointed. If qualified, a director whose term of office has expired is eligible for re-election as a director.

11.                  Ceasing to Hold Office

A director ceases to hold office if such director:

(a)    dies or sends to the Corporation a written resignation and such resignation, if not effective upon receipt by the Corporation, becomes effective in accordance with its terms;

(b)    is removed from office in accordance with paragraph 13 below;

(c)    becomes bankrupt; or

(d)    is found by a court in Canada or elsewhere to be of unsound mind.

12.                   Vacancies

Notwithstanding any vacancy among the directors, the remaining directors may exercise all the powers of the directors so long as a quorum of the number of directors remains in office. Subject to subsections 111(1) and (3) of the Act and to the provisions (if any) of the Corporation's articles, where there is a quorum of directors in office and a vacancy occurs, such quorum of directors may appoint a qualified person to fill such vacancy for the unexpired term of such appointee's predecessor.

13.                   Removal of Directors

Subject to subsection 109(2) of the Act and unless the articles of the Corporation provide for cumulative voting, the shareholders of the Corporation may by ordinary resolution at a special meeting remove any director before the expiration of such director's term of office and may, by a majority of the votes cast at the meeting, elect any person in such director's stead for the remainder of such director's term.

If a meeting of shareholders was called for the purpose of removing a director from office as a director, the director so removed shall vacate office forthwith upon the passing of the resolution for such director's removal.

14.                  Validity of Acts

An act of a director or officer is valid notwithstanding an irregularity in his or her election or appointment or a defect in his or her qualification.

MEETINGS OF DIRECTORS

15.                     Place of Meetings

Meetings of directors and of any committee of directors may be held at any place.

16.                     Calling Meetings

A meeting of directors may be convened by the Chair of the Board (if any), the President or any director at any time and the Secretary shall upon direction of any of the foregoing convene a meeting of directors.

17.                     Notice

Notice of the time and place for the holding of any such meeting shall be sent to each director not less than two days (exclusive of the day on which the notice is sent but inclusive of the day for which notice is given) before the date of the meeting; provided that meetings of the directors or of any committee of directors may be held at any time without formal notice if all the directors are present (except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the absent directors have waived notice. The notice shall specify any matter referred to in subsection 115(3) of the Act that is to be dealt with at the meeting.

For the first meeting of directors to be held following the election of directors at an annual or special meeting of the shareholders or for a meeting of directors at which a director is appointed to fill a vacancy in the board, no notice of such meeting need be given to the newly elected or appointed director or directors in order for the meeting to be duly constituted, provided a quorum of the directors is present.

18.                     Waiver of Notice

Notice of any meeting of directors or of any committee of directors or any irregularity in any meeting or in the notice thereof may be waived in any manner by any director, and such waiver may be validly given either before or after the meeting to which such waiver relates. Attendance of a director at a meeting of directors is a waiver of notice of the meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called.

19.                     Electronic Participation

Where all the directors of the Corporation consent thereto (either before or after the meeting), a director may participate in a meeting of directors or of any committee of directors by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in a meeting by such means shall be deemed for the purposes of the Act and the by-laws to be present at that meeting.

20.                     Quorum and Voting

Four directors of the Corporation shall constitute a quorum for the transaction of business. Subject to subsections 111(1), 114(4) and 117(1) of the Act, no business shall be transacted by the directors except at a meeting of directors at which a quorum is present and at which at least twenty-five per cent of the directors present are resident Canadians or, if the Corporation has less than four directors, at least one of the directors present is a resident Canadian. Questions arising at any meeting of directors shall be decided by a majority of votes. In case of an equality of votes, the chair of the meeting shall have a second or casting vote in addition to the chair's original vote as a director.

21.                     Adjournment

Any meeting of directors or of any committee of directors may be adjourned from time to time by the chair of the meeting, with the consent of the meeting, to a fixed time and place. No notice of the time and place for the holding of the adjourned meeting need be given to any director if the time and place of the adjourned meeting is announced at the original meeting. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The directors who form the quorum at the adjourned meeting need not be the same directors who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

22.                     Resolutions in Writing

A resolution in writing, signed by all the directors entitled to vote on that resolution at a meeting of directors or committee of directors, is as valid as if it had been passed at a meeting of directors or committee of directors.

COMMITTEES OF DIRECTORS

23.                  General

The directors may from time to time appoint from their number one or more committees of directors. The directors may delegate to each such committee any of the powers of the directors, except that no such committee shall have the authority to:

(a)    submit to the shareholders any question or matter requiring the approval of the shareholders;

(b)    fill a vacancy among the directors or in the office of auditor, or appoint additional directors;

(c)    subject to subsection 189(2) of the Act, issue securities except as authorized by the directors;

(d)    issue shares of a series under section 27 of the Act except as authorized by the directors;

(e)    declare dividends;

(f)    purchase, redeem or otherwise acquire shares issued by the Corporation;

(g)    pay any commission referred to in section 41 of the Act, except as authorized by the directors;

(h)    approve a management proxy circular;

(i)    approve a take-over bid circular or directors' circular;

(j)    approve any annual financial statements to be placed before the shareholders of the Corporation; or

(k)    adopt, amend or repeal by-laws of the Corporation.

24.                  Audit Committee

If the Corporation is a distributing corporation and any of its outstanding securities are held by more than one person, the board of directors shall elect annually from among their number an audit committee to be composed of not fewer than three directors, a majority of whom are not officers or employees of the Corporation or any of its affiliates.

Each member of the audit committee shall serve during the pleasure of the board of directors and, in any event, only so long as such member shall be a director. The directors may fill vacancies in the audit committee by election from among their number.

The audit committee shall have power to fix its quorum at not less than a majority of its members and to determine its own rules of procedure subject to any regulations imposed by the board of directors from time to time and to the following paragraph.

The auditor of the Corporation is entitled to receive notice of every meeting of the audit committee and, at the expense of the Corporation, to attend and be heard thereat; and, if so requested by a member of the audit committee, shall attend every meeting of the committee held during the term of office of the auditor. The auditor of the Corporation or any member of the audit committee may call a meeting of the committee.

The audit committee shall review the financial statements of the Corporation prior to approval thereof by the board of directors and shall have such other powers and duties as may from time to time by resolution be assigned to it by the board.

REMUNERATION OF DIRECTORS, OFFICERS AND EMPLOYEES

25.                  The remuneration to be paid to the directors of the Corporation shall be such as the directors shall from time to time by resolution determine. The directors may also by resolution award special remuneration to any director in undertaking any special services on the Corporation's behalf other than the normal work ordinarily required of a director of a corporation. The confirmation of any such resolution or resolutions by the shareholders shall not be required. The directors may fix the remuneration of the officers and employees of the Corporation. The directors, officers and employees shall also be entitled to be paid their travelling and other expenses properly incurred by them in connection with the affairs of the Corporation.

INDEMNITIES TO DIRECTORS AND OTHERS

26.                Subject to the provisions hereof and subsections 124(3) and (4) of the Act, the Corporation shall indemnify a director or officer of the Corporation, a former director or officer of the Corporation or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation or other entity.

The Corporation may not indemnify an individual pursuant hereto unless the individual:

(a)    acted honestly and in good faith with a view to the best interests of the Corporation or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and

(b)    in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

The Corporation is hereby authorized to execute agreements evidencing its indemnity in favour of the foregoing persons to the full extent permitted by law.

OFFICERS

27.                   Appointment of Officers

The directors may annually or as often as may be required appoint such officers as they shall deem necessary, who shall have such authority and shall perform such functions and duties as may from time to time be prescribed by resolution of the directors, delegated by the directors or by other officers or properly incidental to their offices or other duties, provided that no officer shall be delegated the power to do anything referred to in paragraph 21 above. Such officers may include, without limitation, any of a President, a Chief Executive Officer, a Chair of the Board, one or more Vice-Presidents, a Chief Financial Officer, a Controller, a Secretary, a Treasurer and one or more Assistant Secretaries and/or one or more Assistant Treasurers. None of such officers (except the Chair of the Board) need be a director of the Corporation. A director may be appointed to any office of the Corporation. Two or more of such offices may be held by the same person.

28.                   Removal of Officers

All officers shall be subject to removal by resolution of the directors at any time, with or without cause. The directors may appoint a person to an office to replace an officer who has been removed or who has ceased to be an officer for any other reason.

29.                  Duties of Officers may be Delegated

In case of the absence or inability or refusal to act of any officer of the Corporation or for any other reason that the directors may deem sufficient, the directors may delegate all or any of the powers of such officer to any other officer or to any director for the time being.

SHAREHOLDERS' MEETINGS

30.                   Annual or Special Meetings

The directors of the Corporation

(a)    shall call an annual meeting of shareholders not later than 18 months after the Corporation comes into existence and subsequently not later than 15 months after holding the last preceding annual meeting but no later than 6 months after the end of the Corporation's preceding financial year; and

(b)    may at any time call a special meeting of shareholders.

31.                   Place of Meetings

Meetings of shareholders of the Corporation shall be held at such place within Canada as the directors may determine, or at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place.

32.                  Electronic Participation and Voting

Subject to the Act, any person entitled to attend a meeting of shareholders may participate in the meeting by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for all purposes of the Act and the by-laws to be present at the meeting. Subject to the Act, if the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting. Subject to the Act, any vote at a meeting of shareholders may be held entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility, and any person participating in a meeting of shareholders by means of such facility and entitled to vote at that meeting may vote by means of such facility, provided that any such facility made available by the Corporation shall enable the votes to be gathered in a manner that permits their subsequent verification and permit the tallied votes to be presented to the Corporation without it being possible for the Corporation to identify how each shareholder or group of shareholders voted.

33.                  Record Dates for Shareholder Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)    at the close of business on the day immediately preceding the day on which the notice is given; or

(b)    if no notice is given, the day on which the meeting is held.

34                   Shareholder List

The Corporation shall prepare an alphabetical list of the shareholders entitled to receive notice of a meeting and vote at the meeting, showing the number of shares held by each shareholder,

(a)    if a record date for determining the shareholder entitled to receive notice of the meeting and/or entitled to vote at the meeting has been fixed, not later than 10 days after that date; or

(b)    if no record date has been fixed, on the record date established in accordance with paragraph 0 above.

A shareholder whose name appears on such list is entitled to vote the shares shown opposite such shareholder's name at the meeting to which the list relates.

35.                  Notice

A notice stating the day, hour and place of meeting and, if special business is to be transacted thereat, stating (i) the nature of that business in sufficient detail to permit the shareholder to form a reasoned judgment thereon, and (ii) the text of any special resolution to be submitted to the meeting, shall be sent to each shareholder entitled to vote at the meeting, to each director of the Corporation and to the auditor (if any) of the Corporation. Such notice shall be personally delivered or sent by prepaid mail, if the Corporation is a distributing corporation, not less than 21 days (or, if the Corporation is not a distributing corporation, not less than such number of days as may be fixed by the directors) and not more than 60 days (exclusive of the day of mailing and of the day for which notice is given) before the date of every meeting, and shall be addressed to the latest address of each such person as shown in the records of the Corporation or its transfer agent, or if no address is shown therein, then to the last address of each such person known to the Secretary. Notwithstanding the foregoing, a meeting of shareholders may be held for any purpose at any date and time and, subject to subsection 132(2) of the Act, at any place without notice if all the shareholders and other persons entitled to notice of such meeting are present in person or represented by proxy at the meeting (except where a shareholder or such other person attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called) or if all the shareholders and other persons entitled to notice of such meeting and not present in person nor represented by proxy thereat waive notice of the meeting. Notice of any meeting of shareholders or the time for the giving of any such notice or any irregularity in any such meeting or in the notice thereof may be waived in any manner by any shareholder, the duly appointed proxy of any shareholder, any director or the auditor of the Corporation and any other person entitled to attend a meeting of shareholders, and any such waiver may be validly given either before or after the meeting to which such waiver relates.

The auditor (if any) of the Corporation is entitled to receive notice of every meeting of shareholders of the Corporation and, at the expense of the Corporation, to attend and be heard thereat on matters relating to the auditor's duties.

36.                  Omission of Notice

The accidental omission to give notice of any meeting to or the non-receipt of any notice by any person shall not invalidate any resolution passed or any proceeding taken at any meeting of shareholders.

37.                     Votes

Every question submitted to any meeting of shareholders shall be decided in the first instance on a show of hands and in case of an equality of votes the chair of the meeting shall both on a show of hands and on a ballot have a second or casting vote in addition to the vote or votes to which the chair may be entitled as a shareholder or proxy nominee.

At any meeting, unless a ballot is demanded by a shareholder or proxyholder entitled to vote at the meeting, either before or after any vote by a show of hands, a declaration by the chair of the meeting that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be evidence of the fact without proof of the number or proportion of votes recorded in favour of or against the motion.

In the absence of the Chair of the Board (if any), the President and any Vice-President who is a director, the shareholders present entitled to vote shall choose another director as chair of the meeting and if no director is present or if all the directors present decline to take the chair then the shareholders present shall choose one of their number to be chair.

If at any meeting a ballot is demanded on the election of a chair or on the question of adjournment or termination, the ballot shall be taken forthwith without adjournment. If a ballot is demanded on any other question or as to the election of directors, the ballot shall be taken in such manner and either at once or later at the meeting or after adjournment as the chair of the meeting directs. The result of a ballot shall be deemed to be the resolution of the meeting at which the ballot was demanded. A demand for a ballot may be made either before or after any vote by show of hands and may be withdrawn.

Where two or more persons hold the same share or shares jointly, any one of such persons present at a meeting of shareholders has the right, in the absence of the other or others, to vote such share or shares, but if more than one of such persons are present or represented by proxy and vote, they shall vote together as one on the share or shares jointly held by them.

38.                  Proxies

Votes at meetings of the shareholders may be cast either personally or by proxy. At every meeting at which a shareholder is entitled to vote, such shareholder (if present in person) or the proxyholder for such shareholder shall have one vote on a show of hands. Upon a ballot on which a shareholder is entitled to vote, such shareholder (if present in person or by proxy) shall (subject to the provisions, if any, of the Corporation's articles) have one vote for every share registered in such shareholder's name.

Every shareholder entitled to vote at a meeting of shareholders may by means of a proxy appoint a proxyholder or proxyholders or one or more alternate proxyholders, who need not be a shareholder, to attend and act at the meeting in the manner and to the extent authorized by the proxy and with the authority conferred by the proxy.

An instrument appointing a proxyholder shall be in writing and executed by the shareholder or such shareholder's attorney authorized in writing, or may be an electronic document that satisfies the requirements of Part XX.1 of the Act, and is valid only at the meeting in respect of which it is given or at any adjournment thereof.

An instrument appointing a proxyholder may be in the following form or in any other form which complies with the requirements of the Act:

"The undersigned shareholder of RUSSEL METALS INC. hereby appoints                 of                , whom failing,                of                 as the nominee of the undersigned to attend and act for and on behalf of the undersigned at the meeting of the shareholders of the said Corporation to be held on the                 day of                ,                 and at any adjournment thereof in the same manner, to the same extent and with the same power as if the undersigned were present, whether personally or by telephonic, electronic or other means, at the said meeting or such adjournment thereof.

DATED

Signature of Shareholder

This form of proxy must be signed by a shareholder or such shareholder's attorney authorized in writing."

The directors may from time to time pass regulations regarding the lodging of instruments appointing a proxyholder at some place or places other than the place at which a meeting or adjourned meeting of shareholders is to be held and for particulars of such instruments to be sent in writing, faxed or otherwise communicated by electronic means that produces a written copy before the meeting or adjourned meeting to the Corporation or any agent of the Corporation appointed for the purpose of receiving such particulars and providing that instruments appointing a proxyholder so lodged may be voted upon as though the instruments themselves were produced at the meeting or adjourned meeting and votes given in accordance with such regulations shall be valid and shall be counted. The chair of the meeting of shareholders may, subject to any regulations made as aforesaid, in the chair's discretion, accept written or faxed communication, or electronic communication that produces a written copy, as to the authority of anyone claiming to vote on behalf of and to represent a shareholder notwithstanding that no instrument of proxy conferring such authority has been lodged with the Corporation, and any votes given in accordance with such written, faxed or electronic communication accepted by the chair of the meeting shall be valid and shall be counted.

39.                  Adjournment

The chair of the meeting may with the consent of the meeting adjourn any meeting of shareholders from time to time to a fixed time and place. If the meeting is adjourned for less than 30 days, no notice of the time and place for the holding of the adjourned meeting need be given to any shareholder, other than by announcement at the earliest meeting that is adjourned. If a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting but, unless the meeting is adjourned by one or more adjournments for an aggregate of more than 90 days, subsection 149(1) of the Act does not apply. Any adjourned meeting shall be duly constituted if held in accordance with the terms of the adjournment and a quorum is present thereat. The persons who form the quorum at the adjourned meeting need not be the same persons who formed the quorum at the original meeting. If there is no quorum present at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment. Any business may be brought before or dealt with at any adjourned meeting which might have been brought before or dealt with at the original meeting in accordance with the notice calling the same.

40.                  Quorum

Two persons present and each holding or representing by proxy at least one issued share of the Corporation shall be a quorum of any meeting of shareholders for the choice of a chair of the meeting and for the adjournment of the meeting to a fixed time and place but may not transact any other business; for all other purposes a quorum for any meeting shall be persons present not being less than five in number and holding or representing by proxy not less than ten per cent of the total number of the issued shares of the Corporation for the time being enjoying voting rights at such meeting. If a quorum is present at the opening of a meeting of shareholders, the shareholders present may proceed with the business of the meeting, notwithstanding that a quorum is not present throughout the meeting.

Notwithstanding the foregoing, if the Corporation has only one shareholder, or only one shareholder of any class or series of shares, the shareholder present in person or by proxy constitutes a meeting and a quorum for such meeting.

41.                  Resolutions in Writing

Subject to subsection 142(1) of the Act,

(a)    a resolution in writing signed by all the shareholders entitled to vote on that resolution at a meeting of shareholders is as valid as if it had been passed at a meeting of the shareholders; and

(b)    a resolution in writing dealing with all matters required by the Act to be dealt with at a meeting of shareholders, and signed by all the shareholders entitled to vote at that meeting, satisfies all the requirements of the Act relating to meetings of shareholders.

SHARES AND TRANSFERS

42.                  Issuance

Subject to the articles of the Corporation, shares in the Corporation may be issued at such time and issued to such persons and for such consideration as the directors may determine.

43.                  Security Certificates

Security certificates (and the form of transfer power on the reverse side thereof) shall (subject to compliance with section 49 of the Act) be in such form as the directors may from time to time by resolution approve and such certificates shall be signed by a director or officer of the Corporation, or by a registrar, transfer agent or branch transfer agent of the Corporation, or an individual on their behalf, or by a trustee who certifies it in accordance with a trust indenture, or the signature shall be printed or otherwise mechanically reproduced on the certificate. If a security certificate contains a printed or mechanically reproduced signature of a person, the Corporation may issue the security certificate, notwithstanding that the person has ceased to be a director or an officer of the Corporation, and the security certificate is as valid as if the person were a director or an officer at the date of its issue.

44.                  Agent

The directors may from time to time by resolution appoint or remove an agent to maintain a central securities register and branch securities registers for the Corporation.

45.                  Surrender of Security Certificates

Subject to the Act, no transfer of a security issued by the Corporation shall be recorded or registered unless and until either (i) the security certificate representing the security to be transferred has been surrendered and cancelled, or (ii) if no security certificate has been issued by the Corporation in respect of such share, a duly executed security transfer power in respect thereof has been presented for registration.

46.                  Defaced, Destroyed, Stolen or Lost Security Certificates

In case of the defacement, destruction, theft or loss of a security certificate, the fact of such defacement, destruction, theft or loss shall be reported by the owner to the Corporation or to a trustee, registrar, transfer agent or other agent of the Corporation (if any) acting on behalf of the Corporation, with a statement verified by oath or statutory declaration as to the defacement, destruction, theft or loss and the circumstances concerning the same and with a request for the issuance of a new security certificate to replace the one so defaced, destroyed, stolen or lost. Upon the giving to the Corporation (or, if there is such an agent, then to the Corporation and to such agent) of an indemnity bond of a surety company in such form as is approved by any authorized officer of the Corporation, indemnifying the Corporation (and such agent, if any) against all loss, damage and expense, which the Corporation and/or such agent may suffer or be liable for by reason of the issuance of a new security certificate to such shareholder, and provided the Corporation or such agent does not have notice that the security has been acquired by a bona fide purchaser, a new security certificate may be issued in replacement of the one defaced, destroyed, stolen or lost, if such issuance is ordered and authorized by any authorized officer of the Corporation or by resolution of the directors.

DIVIDENDS

47.                  Declaration and Payment of Dividends

The directors may from time to time by resolution declare and the Corporation may pay dividends on its issued shares, subject to the provisions (if any) of the Corporation's articles.

The directors shall not declare and the Corporation shall not pay a dividend if there are reasonable grounds for believing that:

(a)    the Corporation is, or would after the payment be, unable to pay its liabilities as they become due; or

(b)    the realizable value of the Corporation's assets would thereby be less than the aggregate of its liabilities and stated capital of all classes.

The Corporation may pay a dividend by issuing fully paid shares of the Corporation and, subject to section 42 of the Act, the Corporation may pay a dividend in money or property.

48.                  Joint Securityholders

In case several persons are registered as the joint holders of any securities of the Corporation, any one of such persons may give effectual receipts for all dividends and payments on account of dividends, principal, interest and/or redemption payments on redemption of securities (if any) subject to redemption in respect of such securities.

RECORD DATES

49.                  Shareholders' Meetings

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the purpose of determining shareholders entitled to receive notice of a meeting of shareholders and/or entitled to vote at a meeting of shareholders, but such record date shall not precede by more than 60 days or by less than 21 days the date on which the meeting is to be held.

If no record date is fixed, the record date for the determination of the shareholders entitled to receive notice of a meeting of the shareholders and to vote shall be:

(a)    at the close of business on the day immediately preceding the day on which the notice is given; or

(b)    if no notice is given, the day on which the meeting is held.

50.                  Dividends, Distributions or Other Purposes

Subject to section 134 of the Act, the directors may fix in advance a date as the record date for the determination of shareholders (i) entitled to receive payment of a dividend, (ii) entitled to participate in a liquidation or distribution, (iii) for any other purpose (other than to establish a shareholder's right to receive notice of a meeting or to vote), but such record date shall not precede by more than 60 days the particular action to be taken.

If no record date is fixed, the record date for the determination of shareholders for any purpose other than to establish a shareholder's right to receive notice of a meeting or to vote shall be at the close of business on the day on which the directors pass the resolution relating thereto.

VOTING SECURITIES IN OTHER ISSUERS

51.                   All securities of any other body corporate or issuer of securities carrying voting rights held from time to time by the Corporation may be voted at all meetings of shareholders, bondholders, debenture holders or holders of such securities, as the case may be, of such other body corporate or issuer and in such manner and by such person or persons as the directors of the Corporation shall from time to time determine and authorize by resolution. The duly authorized signing officers of the Corporation may also from time to time execute and deliver for and on behalf of the Corporation proxies and/or arrange for the issuance of voting certificates and/or other evidence of the right to vote in such names as they may determine without the necessity of a resolution or other action by the directors.

NOTICES, ETC.

52.                   Service

Any notice or other document required to be given or sent by the Corporation to any shareholder or director or the auditor of the Corporation shall be delivered personally or sent by prepaid mail or by fax, electronic mail or other electronic means capable of producing a written copy addressed to:

(a)    such shareholder at such shareholder's latest address as shown on the records of the Corporation or its transfer agent;

(b)    such director at such director's latest address as shown in the records of the Corporation or in the last notice filed under section 106 or 113 of the Act; and

(c)    the auditor of the Corporation at the auditor's latest address known to the Corporation.

With respect to every notice or other document sent by prepaid mail, it shall be sufficient to prove that the envelope or wrapper containing the notice or other document was properly addressed and put into a post office or into a post office letter box.

53.                  Shareholders Who Cannot be Found

If the Corporation sends a notice or document to a shareholder and the notice or document is returned on two consecutive occasions because the shareholder cannot be found, the Corporation is not required to send any further notices or documents to the shareholder until the shareholder informs the Corporation in writing of the shareholder's new address.

54.                  Shares Registered in More than One Name

All notices or other documents shall, with respect to any shares in the capital of the Corporation registered in more than one name, be given to whichever of such persons is named first in the records of the Corporation and any notice or other document so given shall be sufficient notice or delivery of such document to all the holders of such shares.

55.                  Persons Becoming Entitled by Operation of Law

Every person who by operation of law, transfer or by any other means whatsoever shall become entitled to any shares in the capital of the Corporation shall be bound by every notice or other document in respect of such shares which prior to such person's name and address being entered on the records of the Corporation shall have been duly given to the person or persons from whom such person derives title to such shares.

56.                   Deceased Shareholder

Any notice or other document delivered or sent by post or left at the address of any shareholder as the same appears in the records of the Corporation shall, notwithstanding that such shareholder be then deceased and whether or not the Corporation has notice of such shareholder's death, be deemed to have been duly served in respect of the shares held by such shareholder (whether held solely or with other persons) until some other person be entered in such shareholder's stead in the records of the Corporation as the holder or one of the holders thereof and such service shall for all purposes be deemed a sufficient service of such notice or other document on such shareholder's heirs, executors or administrators and all persons (if any) interested with such shareholder in such shares.

57.                  Signatures to Notices

The signature of any director or officer of the Corporation to any notice may be written, printed or otherwise mechanically reproduced.

58.                  Computation of Time

Where a given number of days' notice or notice extending over any period is required to be given under any provisions of the articles or by-laws of the Corporation, the day of service, posting or other communication of the notice shall, unless it is otherwise provided, be counted in such number of days or other period and such notice shall be deemed to have been given or sent on the day of service, posting or other communication.

59.                   Proof of Service

A certificate of any officer of the Corporation in office at the time of the making of the certificate or of an agent of the Corporation as to facts in relation to the mailing or delivery or service or other communication of any notice or other documents to any shareholder, director, officer or auditor or as to the publication of any notice or other document shall be conclusive evidence thereof and shall be binding on every shareholder, director, officer or auditor of the Corporation, as the case may be.

CHEQUES, DRAFTS, NOTES, ETC.

60.                  All cheques, drafts or orders for the payment of money and all notes, acceptances and bills of exchange shall be signed by such officer or officers or other person or persons, whether or not officers of the Corporation, and in such manner as the directors, or such officer or officers as may be delegated authority by the directors to determine such matters, may from time to time designate.

CUSTODY OF SECURITIES

61.                  All securities (including warrants) owned by the Corporation shall be lodged (in the name of the Corporation) with a chartered bank or a trust company or in a safety deposit box or, if so authorized by resolution of the directors, with such other depositaries or in such other manner as may be determined from time to time by the directors.

                       All securities (including warrants) belonging to the Corporation may be issued and held in the name of a nominee or nominees of the Corporation (and if issued or held in the names of more than one nominee shall be held in the names of the nominees jointly with right of survivorship) and shall be endorsed in blank with endorsement guaranteed in order to enable transfer thereof to be completed and registration thereof to be effected.

EXECUTION OF CONTRACTS, ETC.

62.                     Contracts, documents or instruments in writing requiring the signature of the Corporation may be signed by the Chairman of the Board or the President or a Vice President or a director and by the Secretary or the Treasurer or the Assistant Secretary or the Assistant Treasurer or another director or another Vice President and all contracts, documents or instruments in writing so signed shall be binding upon the Corporation without any further authorization or formality. The directors are authorized from time to time by resolution to appoint any officer or officers or any other person or persons on behalf of the Corporation either to sign contracts, documents or instruments in writing generally or to sign specific contracts, documents or instruments in writing.

                    The corporate seal, if any, of the Corporation may, when required, be affixed to contracts, documents or instruments in writing signed as aforesaid or by an officer or officers, person or persons appointed as aforesaid by resolution of the board of directors.

                    The term "contracts, documents or instruments in writing" as used in this by-law shall include deeds, mortgages, hypothecs, charges, conveyances, transfers and assignments of property, real or personal, immovable or movable, powers of attorney, agreements, releases, receipts and discharges for the payment of money or other obligations, conveyances, transfers and assignments of securities and all paper writings.

                    In particular, without limiting the generality of the foregoing, the Chairman of the Board or the President or a Vice-President or a director and by the Secretary or the Treasurer or the Assistant Secretary or the Assistant Treasurer or another director authorized to sell, assign, transfer, exchange, convert or convey all securities owned by or registered in the name of the Corporation and to sign and execute (under the seal of the Corporation or otherwise) all assignments, transfers, conveyances, powers of attorney and other instruments that may be necessary for the purpose of selling, assigning, transferring, exchanging, converting or conveying any such securities.

                    The signature or signatures of any officer or director of the Corporation and/or of any other officer or officers, person or persons appointed as aforesaid by resolution of the directors may, if specifically authorized by resolution of the directors, be printed, engraved, lithographed or otherwise mechanically reproduced upon all contracts, documents or instruments in writing or bonds, debentures or other securities of the Corporation executed or issued by or on behalf of the Corporation and all contracts, documents or instruments in writing or securities of the Corporation on which the signature or signatures of any of the foregoing officers, directors or persons shall be so reproduced, by authorization by resolution of the directors, shall be deemed to have been manually signed by such officers, directors or persons whose signature or signatures is or are so reproduced and shall be as valid to all intents and purposes as if they had been signed manually and notwithstanding that the officers, directors or persons whose signature or signatures is or are so reproduced may have ceased to hold office at the date of delivery or issue of such contracts, documents or instruments in writing or securities of the Corporation.

FINANCIAL YEAR

63.                  The financial year of the Corporation shall end on such day in each year as the board of directors may from time to time by resolution determine.

                        PASSED by the directors of the Corporation on February 18, 2004.

                        CONFIRMED by the shareholders of the Corporation on April 26, 2004.